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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                       STECK-VAUGHN PUBLISHING CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    63577110
                                 (CUSIP Number)

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                            TELEPHONE: (617) 232-8200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               SEPTEMBER 5, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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        This Amendment No. 3 amends and supplements the Statement on Schedule
13D filed on June 16, 1997, as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D, filed June 30, 1997, and Amendment No. 2 to the Statement on Schedule 13D, filed July 10, 1997 (as amended and supplemented, the "Schedule 13D") for the events which occurred on June 5, 1997, June 23, 1997, and July 1, 1997, respectively, and is being filed by Harcourt General, Inc., a Delaware corporation ("Parent" or "Harcourt"), and National Education Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("NEC"), to report the event which occurred on September 5, 1997 relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Steck-Vaughn Publishing Corporation, a Delaware corporation ("Steck-Vaughn"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 is amended and supplemented as follows:

     On September 5, 1997, following negotiations between representatives of the Independent Directors and Harcourt, the Independent Directors met and unanimously approved a transaction in which Harcourt would purchase the publicly-held shares of Common Stock it does not own for $14.75 per share in cash. The consummation of such transaction is subject to the finalization of a definitive merger agreement which must be approved by the Independent Directors and the Board of Directors of Steck-Vaughn and Harcourt. Once the definitive merger agreement is approved, the plan will be subject to approval by a majority of Steck-Vaughn shareholders. Because Harcourt General already owns 82% of the Steck-Vaughn shares and will vote those shares in favor of the transaction, that approval is assured.


        On September 8, 1997, Harcourt issued a press release, the full text of which is set forth in Exhibit 99.5 and incorporated herein by reference.

        Item 7. Material to be Filed as Exhibits.

        Exhibit 99.5    Press release, dated September 8, 1997, of Harcourt.


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               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated: September 9, 1997


                                        HARCOURT GENERAL, INC.



                                        By: /s/ ERIC P. GELLER
                                            ------------------------------------
                                                Eric P. Geller
                                                Senior Vice President,
                                                General Counsel and Secretary




                                        NATIONAL EDUCATION CORPORATION



                                        By: /s/ ERIC P. GELLER
                                            ------------------------------------
                                                Eric P. Geller
                                                Vice President and Secretary

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Exhibit Index

Exhibit 99.5      Press release, dated September 8, 1997, of Harcourt.